SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

August 17, 2012

VIA EDGAR

John Ganley, Esq.

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Post-Effective Amendment No. 5 to Registration Statement on Form N-2

File No. 333-166636

Dear Messrs. Ganley and Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 15, 2012 with respect to Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”), filed with the Commission on August 8, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

1.      Please tell us whether the amount of management fees payable to BDCA Adviser is affected by the total return swap you have with Citi.

Response: Pursuant to the terms of the investment advisory and management services agreement that the Company has with its investment adviser, BDCA Adviser, the Company pays BDCA Adviser a base management fee at an annual rate of one and one half percent (1.5%) of the Company’s average gross assets. The base management fee is payable quarterly in arrears, and is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. To the extent that there are unrealized gains on loans underlying the total return swap (the “TRS loans”) or receivables that are due from the total return swap, such amounts will constitute gross assets and appear as such on the Company’s balance sheet. These amounts will be included for purposes of determining the amount of management fees payable to BDCA Adviser each quarter.

John Ganley, Esq.

Chad Eskildsen

August 17, 2012

2.      Please confirm that the expenses included in the Fees and Expenses Table are gross expenses and do not reflect any waivers or expense support payments from BDCA Adviser or its affiliates.

Response: We hereby confirm that the expenses included in the Fees and Expenses Table do not include any waivers or expense support payments from BDCA Adviser or its affiliates.

3.      Please add disclosure to the Investment Advisory and Management Services Agreement section of the POS 8C indicating that BDCA Adviser may request reimbursements from the Company during the three year period following the payment of expense support payments pursuant to the Expense Support Agreement.

Response: We will add the following disclosure to the final prospectus filed pursuant to Rule 497 of the Securities Act in response to your comment:

Pursuant to the Expense Support Agreement between us and our Adviser, our Adviser may make expense support payments to us on a monthly basis in an amount up to 100% of our operating expenses for such period. Such payment may be in any combination of cash or other immediately available funds, and/or offsets against amounts due from us to our Adviser. Pursuant to the terms of this agreement, we have agreed to reimburse our Adviser, if requested, the amount of such expense support payments within three years from the end of the fiscal year in which such payments are made. Reimbursements shall be made as promptly as possible, but only to the extent such reimbursements do not cause our operating expenses, excluding organization and offering expenses, management fees and incentive fees payable to our Adviser, financing fees and interest, brokerage commissions and extraordinary expenses to exceed 1.5% of net assets attributable to shares of our common stock after taking such payment into account.

As of June 30, 2012, our Adviser has made $1.2 million in expense support payments pursuant to the Expense Support Agreement. Such amounts are subject to reimbursement to our Adviser by December 31, 2015, if requested by our Adviser. If such reimbursements are not made by December 31, 2015, these obligations will expire.

4.      Please include disclosure in the POS 8C that describes how loans underlying the total return swap will be treated for purposes of Section 55 of the Investment Company Act of 1940.  As part of your disclosure, please include a statement clarifying that loans underlying the total return swap that are not held by Citi will be considered to be non-qualifying assets.

Response: We will include disclosure responsive to your comment under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Total Return Swap” in the final prospectus filed pursuant to Rule 497 of the Securities Act of 1933.

John Ganley, Esq.

Chad Eskildsen

August 17, 2012

5.      Please tell us why you believe the investment advisory and management services agreement allows BDCA Adviser to receive capital gains incentive fees on loans underlying the total return swap that are liquidated.

Response: Based on our call we will include language in the final prospectus filed pursuant to Rule 497 of the Securities Act of 1933 indicating that this issue is being considered by the Staff at the SEC. Unless and until the Staff agrees that capital gains incentive fees may be payable in connection with the liquidation of TRS loans, no capital gains incentive fees on TRS loans will be paid and no liability will be accrued.

Accounting Comments

1.      Please provide us with an undertaking that the $1.1 million receivable due to the Company from BDCA Adviser will be settled in the near future.

Response: On behalf of the Company, we hereby confirm that BDCA Adviser will settle the $1.0 million receivable contained within the financial statement line item labeled “Due from affiliates” that appears on the Company’s June 30, 2012 balance sheet by Friday, August 24, 2012. This amount represents expense support payments due to the Company under the Expense Support Agreement.

2.      Please provide us with an undertaking that future receivables due from affiliates will be settled within 30 business days following the month in question, as required by the Expense support Agreement.

Response: On behalf of the Company, we hereby confirm that future receivables from affiliates of the Company will be settled within 30 business days of the end of the month in question, as provided by the Expense Support Agreement.

3.      Please provide us with an analysis under FAS 5 regarding why the amounts waived pursuant to the Expense Support Agreement should not be treated as a liability on the Company’s balance sheet.

Response: As disclosed within Note 4 to the Company’s second quarter Form 10-Q, offering costs in the amount of $1.1 million have been incurred in excess of the 1.5% limit and are the responsibility of BDCA Adviser.  Management discussed these offering costs and amounts waived pursuant to the Expense Support Agreement with its independent accountants as it relates to the Company recording a contingent liability for such costs.  Pursuant to the Expense Support Agreement, reimbursements of expense support payments shall be made as promptly as possible, but only to the extent such payments do not cause the Company’s operating expenses, excluding organization and offering expenses, management fees and incentive fees payable to the Adviser, financing fees and interest, brokerage commissions and extraordinary expenses to exceed 1.5% of net assets attributable to shares of common stock after taking such payment into account. Given the uncertainty of the amount of equity to be raised in the Company’s IPO and the timing of raising the equity, management determined it was not appropriate to record a liability for the potential offering costs obligation as such obligation cannot currently be quantified (relative to how much equity will be raised).

John Ganley, Esq.

Chad Eskildsen

August 17, 2012

Additionally, given the Company’s limited operating history there is uncertainty as to whether or not the Company will be required to reimburse BDCA Adviser and, as a result, whether or not BDCA Adviser will be able to request such reimbursement in the future (today we do not know the probability), nor are we able to reasonably estimate such an amount.

4.      Please provide us with an undertaking that, in future filings, you will revise Note 4 to the financial statements with respect to the Expense Support Agreement to clearly delineate that reimbursements to BDCA Adviser may be due in future periods, along with disclosure of when such payments may be due and the amounts involved.

Response: Below, we have included draft disclosure regarding potential reimbursements pursuant to the Expense Support Agreement, as requested, that we will include in future periodic reports filed with the SEC.

Expense Support Agreement

The Adviser and its affiliates may incur and pay costs and fees on behalf of the Company. The Company and its Adviser have entered into the Expense Support Agreement whereby the Adviser may pay the Company up to 100% of all operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until the Adviser and the Company mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offsets against amounts due from the Company to the Adviser.

Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

Pursuant to the terms of the Expense Support Agreement, the Company has agreed if requested, to reimburse the Adviser for Expense Support Payments within three years from the end of the fiscal year in which such Expense Support Payment is made by the Adviser. Reimbursement shall be made as promptly as possible, but only to the extent it does not cause the Company’s operating expenses, excluding organization and offering expenses, management fees and incentive fees payable to the Adviser, financing fees and interest, brokerage commissions and extraordinary expenses to exceed 1.5% of net assets attributable to shares of common stock after taking such payment into account.

John Ganley, Esq.

Chad Eskildsen

August 17, 2012

If an Expense Support Payment has not been reimbursed prior to the end of the third fiscal year following the date such Expense Support Payment was made, the Company’s obligation to pay such Expense Support Payment shall automatically terminate, and be of no further effect.

The Company has recorded $[2.1] million and $[0.9] million as due from affiliate on the Statements of Assets and Liabilities as of [June 30, 2012] and [December 31, 2011], respectively, which reflects amounts due from the Adviser and affiliates of $[1.1] million of offering costs and $[1.0] million of expense support payments, which include $[0.7] million and $[0.2] million, respectively, that are due from the Company.

Presented below is a summary of Expense Support Payments for the six months ended [June 30, 2012] and the year ended [December 31, 2011] and the associated dates on which such reimbursements of such Expense Support Payments expire.

Period	Expense Support Payments	Date reimbursement of Expense Support Payments expires
Six months ended June 30, 2012	$[ ]	[December 31, 2015]
Period ended December 31, 2011	$[ ]	[December 31, 2014]
TOTAL	$[ ]

5.      Please tell us why offering expenses may be included as part of the expense support payments BDCA Adviser may make to the Company pursuant to the Expense Support Agreement in light of the fact that offering expenses incurred by BDCA Adviser are subject to reimbursement by the Company in an amount equal to 1.5% of gross proceeds received in the public offering. We note the defined term “Offering and Organization Expenses” in such agreement. Alternatively, please revise the Expense Support Agreement to remove the reference to offering expenses.

Response: We note the Staff’s comment and will revise the Expense Support Agreement and the corresponding disclosure relating to it in future periodic reports filed with the SEC.

John Ganley, Esq.

Chad Eskildsen

August 17, 2012

6.      Please provide us with an undertaking to, in future filings, revise Note 4 to the financial statements, under “Offering Costs,” to make clear that the $1.1 million (or such other amount) in offering costs incurred in excess of the 1.5% limit may be paid back over time.

Response: We will provide disclosure to this effect in future periodic reports filed with the SEC.

7.      We refer to the Fees and Expenses Table. In light of the terms of the Expense Support Agreement, please tell us why “Other Expenses” do not equal 1.5% of average net assets.

Response: We will revise the Fees and Expenses Table so that “Other Expenses” equals 1.5% of average net assets. We note, however, that once the Company raises sufficient proceeds and fully reimburses BDCA Adviser for deferred offering costs and expense support payments, this amount may be lower in future periods.

8.      Please confirm that the expenses included in the Fees and Expenses Table are gross expenses and do not reflect any waivers or expense support payments from BDCA Adviser or its affiliates.

Response: We hereby confirm that the expenses included in the Fees and Expenses Table do not include any waivers or expense support payments from BDCA Adviser or its affiliates.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Owen J. Pinkerton, Esq.